March 17, 2015 VIA EDGAR	John Gaffney Office: 212.351.2626 JGaffney@gibsondunn.com Fax: 212.351.6326 Client: 90620-00002

Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             SolarEdge Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 11, 2015

File No. 333-202159

Dear Mr. Kruczek:

On behalf of SolarEdge Technologies, Inc. (the “Company”), this letter responds to the comment contained in your email, dated March 13, 2015, regarding the above-referenced Amendment No. 1 to the Registration Statement filed on March 11, 2015 (the “Registration Statement”). Your comment is set forth below, followed by a corresponding response.

Anti-Takeover Effects of Delaware Law, page 134

1.              Please revise to describe the substance of Article XI of Exhibit 3.1 and Section 9.1 of Exhibit 3.2 and the material effects those provisions may have on stockholders.  Also revise your risk factors, as appropriate.

Answer:  In response to the Staff’s email, the Company plans to revise the disclosure contained in the Registration Statement under “Description of Capital Stock” to include the following description:

Forum Selection Clause

Our certificate of incorporation, to be effective upon the consummation of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See ‘‘Risk Factors—Risks Related to this Offering and Our Common Stock— Our certificate of incorporation will include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.’’

Additionally, the Company intends to revise the Risk Factors contained in the Registration Statement to include the following description:

Our certificate of incorporation will include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision to be included in our certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause to be included in our certificate of incorporation, a court could rule that such a provision is inapplicable or unenforceable. See ‘‘Description of Capital Stock—Forum Selection Clause.’’

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-2626.

Very truly yours,

/s/ John T. Gaffney

John T. Gaffney

cc:                                Amanda Ravitz, Securities and Exchange Commission
Rachel Prishkolnik, SolarEdge Technologies, Inc.

Guy Sella, SolarEdge Technologies, Inc.

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP